UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

NCI Building Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

628852204

(CUSIP Number)

Clayton, Dubilier & Rice Fund VIII, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Steven J. Slutzky

Morgan J. Hayes

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS Clayton, Dubilier & Rice Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,744,824 (see Item 5)(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,744,824 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,744,824 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.36%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Clayton, Dubilier & Rice Fund VIII, L.P. (“Fund VIII”) holds 22,744,824 shares of common stock, par value $0.01 per share (“Common Stock” and shares thereof, the “Common Shares”), of NCI Building Systems, Inc., a Delaware corporation (the “Company” or the “Issuer”). Fund VIII’s voting percentage is 34.36%, calculated based on 66,203,841 shares of Common Stock outstanding as of July 17, 2018 (including 47,490 shares of Common Stock subject to outstanding restricted stock awards of the Company).
(2)	Based on 66,203,841 shares of common stock, par value $0.01 per share (“Shares”), of NCI Building Systems, Inc., a Delaware corporation (the “Company” or the “Issuer”) (including 47,490 shares of Common Stock subject to outstanding restricted stock awards of the Company), outstanding on July 17, 2018.

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Friends & Family Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,939 (see Item 5)(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,939 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,939 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

CD&R Friends & Family Fund VIII, L.P. (“F&F Fund VIII”) holds 56,939 shares of Common Stock of the Issuer. F&F Fund VIII’s voting percentage is 0.09%, calculated based on 66,203,841 Shares of Common Stock outstanding as of July 17, 2018 (including 47,490 shares of Common Stock subject to outstanding restricted stock awards of the Company).

(2)	Based on 66,203,841 Shares of the Company outstanding on July 17, 2018 (including 47,490 shares of Common Stock subject to outstanding restricted stock awards of the Company).

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,801,763 (see Item 5)(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,801,763 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,801,763 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.44%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA; CO

(1)	CD&R Associates VIII, Ltd. may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of Fund VIII and F&F Fund VIII (the “CD&R Funds”). The CD&R Funds hold 22,801,763 shares of Common Stock. The CD&R Funds’ voting percentage is 34.44%, calculated based on 66,203,841 Shares of Common Stock outstanding as of July 17, 2018 (including 47,490 shares of Common Stock subject to outstanding restricted stock awards of the Company).
(2)	Based on 66,203,841 Shares of the Company outstanding on July 17, 2018 (including 47,490 shares of Common Stock subject to outstanding restricted stock awards of the Company).

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) ) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,801,763 (see Item 5)(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,801,763 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,801,763 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.44%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	CD&R Associates VIII, L.P. may be deemed to beneficially own Common Shares of the Issuer because it is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 22,801,763 shares of Common Stock. The CD&R Funds’ voting percentage is 34.44%, calculated based on 66,203,841 Shares of Common Stock outstanding as of July 17, 2018 (including 47,490 shares of Common Stock subject to outstanding restricted stock awards of the Company).
(2)	Based on 66,203,841 Shares of the Company outstanding on July 17, 2018 (including 47,490 shares of Common Stock subject to outstanding restricted stock awards of the Company).

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Investment Associates VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,801,763 (see Item 5)(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,801,763 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,801,763 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.44%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	CD&R Investment Associates VIII, Ltd. may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of CD&R Associates VIII, L.P., which is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 22,801,763 shares of Common Stock. The CD&R Funds’ voting percentage is 34.44%, calculated based on 66,203,841 Shares of Common Stock outstanding as of July 17, 2018 (including 47,490 shares of Common Stock subject to outstanding restricted stock awards of the Company).
(2)	Based on 66,203,841 Shares of the Company outstanding on July 17, 2018 (including 47,490 shares of Common Stock subject to outstanding restricted stock awards of the Company).

Explanatory Note

This Amendment No. 13 to Schedule 13D (this “Amendment No. 13”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 30, 2009 (the “Initial Statement”), as amended prior to the date hereof (as so amended, the “Statement”). This Amendment No. 13 is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Amendment No. 13. This Amendment No. 13 is being filed to report the entry by the Issuer into an Agreement and Plan of Merger (the “Merger Agreement”) with Ply Gem Parent, LLC, a Delaware limited liability company (“Ply Gem”), and for certain limited purposes set forth in the Merger Agreement, Clayton, Dubilier & Rice, LLC, a Delaware limited liability company (the “Sponsor”).

Item 1. Security and Issuer

Item 1 is hereby amended as follows:

This Amendment No. 13 is being filed with respect to shares of Common Stock held by the Reporting Persons. Such shares were issued to the Reporting Persons upon conversion of the shares of Series B Cumulative Convertible Participating Preferred Stock, as further disclosed in Amendment No. 9 to the Statement, as filed with the SEC on May 14, 2013.

Item 2. Identity and Background

The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 13 is attached as Exhibit 1 hereto.

Item 4. Purposes of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

Merger Agreement

On July 17, 2018, the Company entered into the Merger Agreement with Ply Gem, and for certain limited purposes set forth in the Merger Agreement, the Sponsor.

Pursuant to the terms of the Merger Agreement, at the closing of the merger, Ply Gem will be merged with and into the Company with the Company continuing its existence as a corporation organized under the laws of the State of Delaware (the “Merger”). As consideration to the holders (“Holders”) of Ply Gem’s LLC interests (the “LLC Interests”) as of immediately prior to the closing of the Merger, at the closing of the Merger, the LLC Interests will be converted into the right of the Holders to receive, in the aggregate with respect to all such interests, 58,709,067 shares of Common Stock (collectively, the “Aggregate Merger Consideration”), with each Holder being entitled to receive its pro rata share of the Aggregate Merger Consideration. The shares of the Common Stock outstanding prior to the Merger will remain outstanding after the closing of the Merger. CD&R Pisces Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Pisces”), the Holder that holds a majority of the LLC Interests, is an affiliate of, and under common control with the Reporting Persons and is owned by Clayton, Dubilier & Rice Fund X, L.P., a Cayman Islands exempted limited partnership, Clayton, Dubilier & Rice Fund X-A, L.P., a Cayman Islands exempted limited partnership and Clayton, Dubilier & Rice Advisor Fund X, L.P., a Cayman Islands exempted limited partnership (each of which is an affiliate of and under common control with the Reporting Persons).

The closing of the Merger is subject to a number of customary conditions, including, among others, (1) the approval of the Merger, at a meeting duly called for such purpose, by the affirmative vote of the stockholders of the Company holding the majority of the Common Stock outstanding (“Stockholder Approval”), (2) the absence of any decision, injunction, decree, ruling, law or order by any governmental entity enjoining, prohibiting or making the consummation of the Merger and any related transactions illegal, (3) the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approvals under the Competition Act of Canada and the Austrian Cartel Act (Kartellgesetz) 2005 (BGB1 I 2005/61), as amended (4) subject to certain exceptions, the accuracy of representations and warranties with respect to the business of each of the Company and Ply Gem and compliance in all material respects by each of the Company, Ply Gem, and Sponsor with its respective covenants contained in the Merger Agreement, and (5) the receipt by each of the Company and Ply Gem from its respective tax counsel of an opinion to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The parties expect the Merger to close in the fourth quarter of 2018.

The Merger Agreement contains certain termination rights, including (1) by either the Company or Ply Gem, if the Merger is not consummated by January 17, 2019 or if the Stockholder Approval is not obtained, (2) subject to certain conditions, by the Company if prior to the Stockholder Approval being obtained, the Company wishes to enter into a definitive agreement with respect to a superior alternative transaction, or (3) by Ply Gem, if the board of directors of the Company (the “Board”) changes its recommendation that the stockholders of the Company vote in favor of the Merger.

Pursuant to Section 6.1 of the Stockholders Agreement (the “2009 Stockholders Agreement”), by and between the Company, Fund VIII and F&F Fund VIII, dated as of October 20, 2009, the CD&R Funds consented to the Company’s proposed acquisition of Ply Gem. Pursuant to Section 3.2 of the 2009 Stockholders Agreement, the CD&R Funds will be required to vote their Shares as recommended by the Board in connection with a shareholder vote to approve the Merger.

A copy of the Merger Agreement is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated July 19, 2018 and is incorporated by reference herein. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Stockholders Agreement

Pursuant to the terms of the Merger Agreement, prior to, and as a condition to the consummation of, the Merger, the Company will enter into a stockholders agreement (the “New Stockholders Agreement”) with Fund VIII, F&F Fund VIII, CD&R Pisces (together with Fund VIII and F&F Fund VIII, individually, the “CD&R Investors,” and collectively, the “CD&R Investor Group”), Atrium Intermediate Holdings, LLC, a Delaware limited liability company (“Atrium”), GGC BP Holdings, LLC, a Delaware limited liability company (“GGC”), and AIC Finance Partnership, L.P., a Cayman Islands exempted limited partnership (“AIC”, and together with Atrium and GGC, individually, the “Golden Gate Investors,” and collectively, the “Golden Gate Investor Group,” and together with the CD&R Investor Group, the “Investors”). Pursuant to the New Stockholders Agreement, among other matters, the CD&R Investor Group will be entitled to designate five out of twelve initial members of the Board and, thereafter, so long as the CD&R Investor Group beneficially owns at least 7.5% of the outstanding shares of Common Stock, to designate a number of Board members in proportion to the CD&R Investor Group’s percentage beneficial ownership of outstanding Common Stock, but never to exceed one less than the number of independent, non-CD&R-affiliated directors serving on the Board. Each CD&R Investor and Golden Gate Investor will also have preemptive rights to subscribe for any equity securities the Company proposes to issue in accordance with each Investor’s percentage beneficial ownership of Common Stock, subject to customary exceptions. The CD&R Investor Group and the Golden Gate Investor Group will each agree, among other things, that until such time that its percentage beneficial ownership of the outstanding Common Stock falls below 10% and stays below such threshold for a period of six months, to be subject to standstill, voting and transfer restrictions and limitations, including a prohibition on transferring Common Stock to any third party or group that beneficially owns, or would, after giving effect to such transfer, beneficially own 10% or more of the outstanding Common Stock.

A form of the New Stockholders Agreement is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 19, 2018 and is incorporated herein by reference. The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Registration Rights Agreement

Pursuant to the terms of the Merger Agreement, prior to, and as a condition to the consummation of, the Merger, the Company will enter into a registration rights agreement (the “Registration Rights Agreement”) with the Investors, pursuant to which the Company will grant the Investors customary demand and piggyback registration rights, including rights to demand registrations and underwritten shelf registration statement offerings with respect to the shares of Common Stock that will be held by the Investors.

Item 5. Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, each of the Reporting Persons beneficially owns the number and percentage of Shares of the Company then issued and outstanding listed opposite its name:

	Shares Beneficially Owned
Reporting Person	Number	Percent (1)
Clayton, Dubilier & Rice Fund VIII, L.P.	22,744,824	34.36%
Clayton, Dubilier & Rice Friends & Family Fund VIII, L.P.	56,939	0.09%
CD&R Associates VIII, Ltd.	22,801,763	34.44%
CD&R Associates VIII, L.P.	22,801,763	34.44%
CD&R Investment Associates VIII, Ltd.	22,801,763	34.44%

(1)	Based on 66,203,841 Shares of the Company outstanding on July 17, 2018 (including 47,490 shares of Common Stock subject to outstanding restricted stock awards of the Company).

Amounts set forth in this Amendment No. 13 do not include certain shares of Common Stock issued to Clayton, Dubilier & Rice, LLC (“CD&R, LLC”), as assignee of director compensation payable to certain members of the Board who are affiliated with the CD&R Funds.

CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, who, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock in which the CD&R Funds have beneficial ownership. Such persons expressly disclaim such beneficial ownership. Investment and voting decisions with respect to the shares of the Issuer’s Common Stock held by the CD&R Funds are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). The investment professionals who have effective voting control of the Investment Committee are Michael G. Babiarz, Manvinder Singh Banga, James G. Berges, John C. Compton, Kevin J. Conway, Russell P. Fradin, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Jillian Griffiths, Marco Herbst, Sarah Kim, John Krenicki, Jr., David A. Novak, Paul S. Pressler, Roberto Quarta, Christian Rochat, Eric Rouzier, Ravi Sachdev, Richard J. Schnall, Steven Shapiro, Nathan K. Sleeper, Derek L. Strum, David H. Wasserman and Jonathan L. Zrebiec. All members of the Investment Committee expressly disclaim beneficial ownership of the shares of the Issuer’s Common Stock shown as beneficially owned by the CD&R Funds.

Each of CD&R Associates VIII, L.P., CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the shares held by the CD&R Funds and by CD&R, LLC and of stock options held by CD&R, LLC as assignee of director compensation payable to certain of the Issuer’s directors. The CD&R Funds expressly disclaim beneficial ownership of the shares of Common Stock held by CD&R, LLC. CD&R, LLC expressly disclaims beneficial ownership of the shares of Common Stock held by the CD&R Funds.

(c) The information set forth in Item 4 is incorporated by reference herein in response to this Item 5(c).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by inserting the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

Item 7. Material to be filed as exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit Number	Description of Exhibit

1	Joint Filing Agreement, dated as of December 14, 2017 by and between Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd.

2.1	Agreement and Plan of Merger, dated July 17, 2018, by and among Ply Gem Parent, LLC, NCI Building Systems, Inc. and solely for the purposes of Section 6.1(e), 6.5(a)(i), 6.5(a)(ii), 6.5(a)(iv), 6.5(b) and 6.5(c), Clayton, Dubilier and Rice, LLC. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated July 19, 2018 and incorporated by reference herein).

10.1	Stockholders Agreement, dated as of October 20, 2009, by and between NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P. and CD&R Friends & Family Fund VIII, L.P., (filed as Exhibit 4 to the Schedule 13D filed by Clayton, Dubilier & Rice Fund VIII, L.P. on October 30, 2009 and incorporated by reference herein).

10.2	Form of Stockholders Agreement, by and among NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Pisces Holdings, L.P., Atrium Intermediate Holdings, LLC, GGC BP Holdings, LLC and AIC Finance Partnership, L.P. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 19, 2018 and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2018

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R FRIENDS & FAMILY FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

By:	CD&R Investment Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary